EXHIBIT 2.2

                             SUPPLEMENTAL AGREEMENT

     This Supplemental Agreement is entered into this 21st day of May 1999, by and between DANIEL R. HARPER and QUINTON B. McNEW, as Sellers, and FLORIDA ROCK INDUSTRIES, INC., a Florida corporation, as Buyer.

     1. Sellers, Buyer and Harper Bros., Inc., as Transferred Company, have simultaneously entered into a Stock Purchase Agreement ("Stock Purchase Agreement") of even date herewith. Terms used but not defined herein shall have the meaning set forth in the Stock Purchase Agreement.

     2. In accordance with Section 10.1(a) of the Stock Purchase Agreement, Transferred Company and each of the Sellers will join with Buyer in making an election under ss. 338(h)(10) of the Code (and any corresponding election under state, local and foreign tax law) with respect to the purchase and sale of the stock of Transferred Company.

     3. To the extent that the Sellers incur in the aggregate in excess of $2 million of taxes as the result of the sale of the Shares over the amount they would have incurred had the 338(h)(10) Election not been made (the "Excess Tax"), then Sellers shall report the Excess Tax to Buyer.

     4. In the event a Seller incurs and reports Excess Tax to Buyer, the amount thereof shall be contingent additional purchase price for the Shares and shall be paid by Buyer to Seller within 30 days of notification by Seller to Buyer.

     IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or has caused this Agreement to be duly executed on its respective behalf, as of the day and year first above written.


                                          /s/ Daniel R. Harper
                                          ------------------------------
                                          Daniel R. Harper


                                          /s/ Quinton B. McNew
                                          ------------------------------
                                          Quinton B. McNew

                                                           ("Sellers")

                                          FLORIDA ROCK INDUSTRIES, INC.


                                          By: /s/ John D. Baker
                                              --------------------------
                                                  Name:  John D. Baker
                                                  Title: President & CEO

                                                           ("Buyer")

                                  May 21, 1999


Florida Rock Industries, Inc.
155 East 21st Street
Jacksonville, Florida 32206

ATTN:     John D. Baker, II
          President and Chief Executive Officer

     Re:  Stock Purchase Agreement of Harper Bros., Inc.

Dear Sirs:

     Reference is made to Article IX of the Harper Bros., Inc. Stock Purchase Agreement to which we are parties as well as to the consent and order to be filed in the United States District Court, middle District, Florida, by the United States of America through the Department of Justice concerning the transactions contemplated by the Stock Purchase Agreement (the "Consent").

     We hereby agree that to the extent Harper Bros, Inc. realizes less than $4,000,000 upon the sale of the Harper Bros., Inc. Palmdale Sand Mine and royalty agreements to a bona fide third party purchaser in accordance with the Consent, upon your providing to us notice thereof, the shortfall from $4,000,000 shall be considered Damages under such Article IX, subject, however, to all the terms thereof.

                                          Very truly yours,


                                         /s/ Daniel R. Harper
                                         -------------------------------
                                         Daniel R. Harper

                                         /s/ Quinton B. McNew
                                         -------------------------------
                                         Quinton B. McNew